Filed by FXCM Inc.
Pursuant to Rule 425 under the
Securities Act of 1933

Subject Company: Gain Capital Holdings, Inc.
Commission File No.: 001-35008

Disclosure Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which reflect the current views of FXCM (“FXCM”) with respect to, among other things, its operations and financial performance for the future. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. FXCM believes these factors include but are not limited to evolving legal and regulatory requirements of the FX industry, the limited operating history of the FX industry, risks related to the protection of its proprietary technology, risks related to its dependence on FX market makers, market conditions , risks related to the proposed transaction involving FXCM and GAIN, which include, but are not limited to, the risks that the proposed transaction may not be completed; that, if completed, the businesses of FXCM and GAIN may not be combined successfully or that such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; that the expected synergies from the proposed transaction may not be fully realized or may take longer to realize than expected and those other risks described under “Risk Factors” as such factors may be updated from time to time in FXCM Inc.’s most recent annual report on Form 10-K, FXCM Inc.’s quarterly reports on Form 10-Q and other SEC filings, which are accessible on the SEC’s website at sec.gov.

These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this communication and in our other SEC filings. FXCM undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

Important Legal Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication is being made in respect of the business combination transaction with GAIN proposed by FXCM, which may become the subject of a registration statement filed with the SEC. This communication is not a substitute for any prospectus, proxy statement or any other document which FXCM may file with the SEC in connection with the proposed transaction. INVESTORS ARE URGED TO READ ANY SUCH DOCUMENTS REGARDING THE PROPOSED TRANSACTION THAT ARE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Such documents would be available free of charge at the SEC’s website (http://www.sec.gov) or at FXCM’s website (http://www.fxcm.com ) by following the link to “Investor Relations” and then under the tab “Financial Information – SEC Filings”.

FXCM and its directors and executive officers may be deemed to be participants in any solicitation of proxies in respect of the proposed transaction with GAIN. Neither FXCM nor any of its directors or executive officers beneficially own any shares of common stock of GAIN. Additional information regarding FXCM’s directors and executive officers is available in FXCM’s proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 30, 2012. Other information regarding potential participants in any such proxy solicitation and a description of their direct and indirect interest, by security holdings or otherwise, will be contained in any proxy statement filed in connection with the proposed transaction.

Unsaved Document / 9/18/2010 / 13:49 Proposed Acquisition of GAIN Capital Holdings, Inc. April 9, 2013

1 This presentation contains forward - looking statements within the meaning of Section 27 A of the Securities Act of 1933 and Section 21 E of the Securities Exchange Act of 1934 , which reflect FXCM Inc . ’s (“FXCM”) current views with respect to, among other things, its operations and financial performance for the future . You can identify these forward - looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words . Such forward - looking statements are subject to various risks and uncertainties . Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements . FXCM believes these factors include but are not limited to evolving legal and regulatory requirements of the FX industry, the limited operating history of the FX industry, risks related to the protection of its proprietary technology, risks related to its dependence on FX market makers, market conditions, risks related to the proposed transaction involving FXCM and GAIN Capital Holdings, Inc . (“GAIN” or “GCAP”), which include, but are not limited to, the risks that the proposed transaction may not be completed ; that, if completed, the businesses of FXCM and GAIN may not be combined successfully or that such combination may take longer, be more difficult, time - consuming or costly to accomplish than expected ; that the expected synergies from the proposed transaction may not be fully realized or may take longer to realize than expected and those other risks described under “Risk Factors” as such factors may be updated from time to time in FXCM’s most recent annual report on Form 10 - K, FXCM’s quarterly reports on Form 10 - Q and other SEC filings, which are accessible on the SEC’s website at sec . gov . These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this presentation and in our SEC filings . FXCM undertakes no obligation to publicly update or review any forward - looking statement, whether as a result of new information, future developments or otherwise . Non - GAAP Financial Measures : This presentation presents certain non - GAAP financial measures . These measures should not be considered in isolation from, or as a substitute for, measures prepared in accordance with generally accepted accounting principles . For reconciliations of these non - GAAP financial measures to the most comparable measures calculated and presented in accordance with GAAP, please refer to FXCM’s or GAIN’s annual reports on Form 10 - K, FXCM’s or GAIN’s quarterly reports on Form 10 - Q and other SEC filings, which are accessible on the SEC’s website at sec . gov . Disclaimer

2 This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval . This communication is being made in respect of the business combination transaction with GAIN proposed by FXCM, which may become the subject of a registration statement filed with the SEC . This material is not a substitute for any prospectus, proxy statement or any other document which FXCM may file with the SEC in connection with the proposed transaction . INVESTORS ARE URGED TO READ ANY SUCH DOCUMENTS REGARDING THE PROPOSED TRANSACTION THAT ARE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION . Such documents would be available free of charge at the SEC’s website (http : //www . sec . gov) or at FXCM’s website (http : // www . fxcm . com) by following the link to “Investor Relations” and then under the tab “Financial Information – SEC Filings” . FXCM and its directors and executive officers may be deemed to be participants in any solicitation of proxies in respect of the proposed transaction with GAIN . Neither FXCM nor any of its directors or executive officers beneficially own any shares of common stock of GAIN . Additional information regarding FXCM’s directors and executive officers is available in FXCM’s proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 30 , 2012 . Other information regarding potential participants in any such proxy solicitation and a description of their direct and indirect interest, by security holdings or otherwise, will be contained in any proxy statement filed in connection with the proposed transaction . Important Legal Information

Table of Contents 1. Transaction Overview 2. Benefits for GAIN Shareholders 3. Benefits for FXCM Shareholders 4. Benefits for GAIN Clients 5. Challenges for GAIN as a Standalone Company 6. Next Steps ───────────────────────────────────────────────────────────────── Appendix 3

4 Transaction Overview

Transaction Highlights ■ We believe the transaction will create an industry leader with significant benefits of improved scale economics ■ Pro forma 2012 revenues of ~$569 million, client assets of ~$1.6 billion (1) and estimated post - synergy run - rate Adj. EBITDA of between ~$163 and ~$183 million (2) ■ Potential significant operating synergies could potentially drive between $50 and $70 million in incremental run - rate EBITDA once integration is complete ■ Potential capital synergies could result in the release of between $80 and $100 million in currently restricted cash ■ Potential significant benefits for all shareholders: ■ Stock transaction allows all shareholders to participate ■ Projected to be accretive to EPS in 2014 excluding upfront one - time costs ■ Greater ability to withstand market volatility and potential regulatory changes ■ Improves balance sheet strength, liquidity and trading characteristics ■ Superior platform for future growth and development opportunities 5 Source: FXCM and GAIN SEC filings. 1. Based on figures as reported by FXCM and GAIN as of December 31, 2012. 2. Pro Forma Adj. EBITDA is based on 2012 FXCM Adj. EBITDA of ~$113mm and projected incremental run - rate EBITDA contribution from G AIN (incl. synergies) of $50 to $70mm.

Key Terms 6 Source: FXCM and GAIN SEC filings. 1. Based on FXCM’s closing price as of April 8, 2013 of $13.39. 2. Based on fully diluted share count at offer price per share of $5.35. Assumes 39.3 million total GAIN shares outstanding, inc lud ing 35.5 million basic shares outstanding, 2.2 million shares of restricted stock and 1.6 million shares due to exercisable options. 3. Based on historical closing prices. 4. Based on 81.6 million fully diluted FXCM shares outstanding. Consideration ▪ 100% stock - for - stock transaction ▪ 0.3996 shares of FXCM Class A common stock per GCAP share ▪ Offering to include up to $50 million in cash consideration in lieu of FXCM common shares if GAIN shareholders desire immediate liquidity Value ▪ $5.35 per share (1) ▪ Aggregate value of $210.4 million (2) Premium ▪ Represents a 25% premium to GAIN share price as of April 8, 2013 ▪ Exceeds GAIN’s 52 - week high of $5.31 (3) Ownership ▪ Will provide GAIN shareholders with 16.2% pro forma ownership (4) in the combined company (assuming 100% stock - for - stock transaction) ▪ 12.8% pro forma ownership (4) assuming full cash election Financing ▪ No financing contingencies

7 Benefits for GAIN Shareholders

Benefits for GAIN Shareholders

FXCM
FOREX CAPITAL MARKETS

Premium to Existing Price

- **GAIN shareholders will realize a 25% premium to GAIN's closing stock price on April 8, 2013**
  - Represents 80 times 2012 net income
- **GAIN has consistently closed below $5.35 per share, our current offer, since April 2, 2012**

Increased Efficiencies of Scale

- **Increased scale may improve growth potential, liquidity position and overall financial performance**
  - GAIN currently faces operational and financial difficulties due to its scale
  - Combined entity is expected to have ~3x GAIN's tradable accounts and ~4x client assets (1)
  - Synergies from the combined entity could result in increased EPS and potential share price appreciation

Greater Ability to Absorb Regulatory Changes

- **We expect potential regulatory changes may have a greater adverse affect on GAIN as a standalone entity:**
  - Proposed ban on credit card financing
  - Requirements of Dodd-Frank and MiFID II regarding over-the-counter trading
- **We believe our current model is better positioned to absorb the impact of proposed regulatory changes**

Improved Trading Characteristics

- **The proposed transaction may provide GAIN shareholders with immediate benefits associated with the trading characteristics of FXCM, such as:**
  - Greater liquidity, with average daily trading volumes 8.6x GAIN's average volume (2)
  - Additional research analyst coverage (FXCM is covered by 5 additional analysts)
  - A broader institutional investor base, given fewer institutional investor limitations
  - Better correlation with the positive performance of the business

Source: Capital IQ and FXCM and GAIN SEC Filings.
Note: Average daily trading volumes represent the dollar value of shares traded.
1. *Based on FXCM and GAIN figures as of December 31, 2012.*
2. *Average of Monthly FXCM to GAIN Average Dollar Volume Multiple between January 2011 and March 2013.*

8

9 Benefits for FXCM Shareholders

10 Source: FXCM and GAIN SEC filings. 1. Based on FXCM and GAIN figures as of December 31, 2012 . 2. Based on FXCM and GAIN figures as of December 31, 2012. Excludes GAIN non - FX customer equity related to the Open E Cry acquisition of $109.7 million. Benefits of Combination ■ Potential significant benefits of improved scale economics ■ 36% increase in revenues and 45% increase in tradable accounts (1) to be leveraged going forward ■ 28% increase in FX client equity (2) ■ Greater ability to withstand market volatility and potential regulatory changes ■ Potential substantial operating synergies related to product and market overlaps, redundant fixed costs and capital requirements across varying jurisdictions ■ Projected to be accretive in 2014 excluding upfront one - time costs ■ The combination of FXCM and GAIN brand names / marketing campaigns could potentially enhance overall marketing presence and reduce client turnover ■ Potential improvement of overall platform for future growth and development opportunities Benefits for FXCM Shareholders

Operating Synergies Overview 11 ■ We believe our combined overlap in products, target markets and regulatory requirements provides a unique opportunity to potentially realize substantial operating synergies ■ Additionally, regulatory requirements require numerous fixed costs, many of which could be eliminated or reduced given a larger, combined organization ■ We believe operating synergies can potentially drive between $50 and $70 million in incremental run - rate EBITDA, upon full realization ■ We project that the deal will be accretive in 2014 excluding upfront one - time costs ■ We expect GAIN EBITDA contribution (including synergies) to be between $35 and $55 million in 2014, and between $50 and $70 million in 2015 ■ We plan to achieve operating synergies through: ■ Reduced employee compensation and benefits expenses from lower headcount on a combined basis ■ Selling and marketing expense reductions through the elimination of duplicative campaigns ■ Reduced occupancy and equipment, professional services, product development and other operating costs resulting from consolidation ■ Our integration philosophy and plan will be driven by: ■ Minimizing customer attrition by providing continuity in trading experience ■ Streamlining combined operations retain best of breed ■ Plan to complete integration over the course of 2014 ■ We believe FXCM is uniquely positioned to achieve operating synergies given our direct overlap in geographical footprint and product mix ■ GAIN currently offers many of the same products as FXCM, including retail FX, CFDs and institutional FX ■ Additionally, both companies operate in many overlapping jurisdictions, most notably, the U.S., U.K., Hong Kong, Japan and Australia Operating Synergies Overview

Capital Synergies Overview 12 ■ In addition to potential operating synergies, FXCM believes the combined entity will have the ability to release between $80 and $100 million in cash currently restricted due to: ■ Collateral requirements with trading partners ■ Redundant regulatory capital across varying jurisdictions ■ Regulatory capital could potentially be released progressively as operations are combined in different jurisdictions, beginning with base capital requirements (i.e. in the U.S., the base capital requirement is $20 million for each standalone firm) ■ Risk capital requirements could also be reduced due to the increase in the combined company’s overall size and reduced aggregate risk level ■ Transitioning portions of GAIN’s portfolio to an agency - focused model could potentially allow further reductions in capital requirements related to open positions ■ FXCM believes capital releases could occur over time with a majority of capital expected to be released by the end of 2014 ■ Any newly released capital could be used to fund strategic initiatives, including but not limited to: acquisitions, dividends, share repurchases and capital expenditures related to organic growth of the overall business Capital Synergies Overview Source: FXCM and GAIN SEC filings. Data as of December 31, 2012.

Source: FXCM and GAIN SEC filings. Note: FXCM and GAIN figures based on the year ended December 31, 2012. Based on figures as reported by FXCM and GAIN. 1. Pro forma figures exclude transaction fees and other expenses associated with the proposed combination. 2. FXCM Adj. EBITDA excludes certain items relating to the IPO of FXCM and other one - time charges and non - recurring items. 3. GAIN Adj. EBITDA adjusted for restructuring expenses incurred in 2012Q2. 4. Pro Forma Adj. EBITDA is based on 2012 FXCM Adj. EBITDA of $112.9mm and projected incremental run - rate EBITDA contribution from GAIN (incl. synergies) of $50 to $70mm. 5. Based on reported Retail Funded Accounts. The Combination is Expected to Create a Larger Business With a Strong Growth Profile 13 Pro Forma Financial and Operating Metrics The combination is expected to result in a larger, more efficient business with substantial benefits of scale ($ in millions) FXCM GAIN Pro Forma (1) Total Revenue $417.3 $151.8 $569.1 Adj. EBITDA $112.9 (2) $11.1 (3) $162.9 - $182.9 (4) Client Assets $1,190.8 $446.3 $1,637.1 Tradable Accounts 190,217 85,099 (5) 275,316

14 Benefits for GAIN Clients

Potential Benefits for GAIN Clients ■ Maintain quality of trading experience through acquisition ■ We expect clients using the MT4 platform will continue to have the same trading experience ■ We expect GAIN clients trading on mobile, web or downloaded trading platforms will have access to FXCM’s award - winning suite of applications on those platforms ■ Choice of Agency or Principal Execution ■ We expect GAIN clients will have the ability to choose between the principal execution model or agency, no - dealing desk model ■ We expect GAIN clients will also benefit from additional value - added services, such as: ■ DailyFx, a proprietary secure portal that provides trading signals and high touch education ■ Trading software offered in 17 languages, FX research and content offered in 16 languages and customer support offered in 18 languages ■ Improved customer support on the FXCM platform ■ We expect GAIN clients will also benefit from the potentially improved financial strength and stability of the combined organization 15 Improved Client Experience

16 Challenges for GAIN as a Standalone Company

Challenges as a Standalone Company 17 ■ As a standalone entity, GAIN potentially faces considerable challenges including: ■ Insufficient scale in any of its three principal markets to deliver consistent results ■ Pending and potential adverse regulatory changes especially in areas of concentration, such as the U.S. ■ Increased impact of high fixed costs and capital requirements for publicly traded retail FX brokers ■ Lack of liquidity hinders investors’ ability to efficiently execute ownership transfers ■ Muted stock price movement leading up to or coming out of earnings announcements ■ Limited free cash available to execute near - term growth strategies

18 Next Steps

Next Steps 19 ■ We are highly motivated and prepared to move quickly towards a successful transaction ■ Senior Management and FXCM’s Board of Directors are keenly focused on this opportunity ■ We are communicating this proposal directly to shareholders to inform them of the attractive value opportunity ■ FXCM believes a negotiated transaction with GAIN’s Board of Directors represents the best path forward for shareholders ■ However, FXCM will consider all reasonable options available to it to ensure full consideration of its proposal ■ Given our industry knowledge and transactional experience, we believe we can perform due diligence very quickly, requiring minimal additional information ■ We have a dedicated transaction team ready to proceed quickly with due diligence and documentation ■ With the support of GAIN’s Management and Board of Directors, we believe this transaction can be completed by late 2013

Key Takeaways 20 ■ This transaction potentially provides significant benefits for GAIN and FXCM shareholders ■ Enhanced scale of combined entity ■ Projection of substantial operating synergies leading to meaningful EPS accretion in 2014 ■ Ability to unlock currently restricted capital ■ Our proposal offers GAIN shareholders ■ A premium to the current share price ■ An attractive long - term value proposition where the potential benefits from realized synergies could potentially improve performance and the share price of combined entity ■ Potential immediate benefits relating to trading dynamics, liquidity and operating model consistency ■ As a standalone entity, we believe GAIN faces considerable challenges including ■ Insufficient scale in any of its three principal markets to deliver consistent results ■ Pending and potential adverse regulatory changes especially in areas of concentration ■ Poor trading dynamics, limited liquidity and muted share price reaction to performance ■ We are excited to begin discussions with the GAIN’s Board of Directors and Management Team regarding the merits of this transaction

21 Appendix

Pro Forma Operating Performance Overview 22 Source: FXCM and GAIN SEC filings and earnings reports. 1. FXCM revenues includes net interest. GAIN revenues exclude interest on note payable. 2. See slide 30 (Footnotes 7 and 8) for definition of Adj. EBITDA. 3. See slide 30 (Footnotes 10 and 11) for definition of Adj. Net Income. Adj. Net Income (3) Adj. EBITDA (2) Revenue (1) Retail Trading Volume ($ in mm) ($ in mm) GAIN (4%) 1% 4% (23%) (18%) (18%) (26%) 2% FXCM 23% 7% 20% 10% 8% (11%) 5% 3% Pro Forma 13% 5% 15% (0%) 1% (14%) (5%) 2% ($ in mm) ($ in bn ) ( YoY % Growth) ( YoY % Growth) ( YoY % Growth) ( YoY % Growth) GAIN (56%) (12%) (15%) (142%) (75%) (54%) (61%) nm FXCM 2% (19%) 13% (18%) (2%) (26%) 18% 13% Pro Forma (16%) (16%) 1% (41%) (14%) (37%) (8%) 6% GAIN 38% 0% 44% 0% (4%) (5%) (38%) (18%) FXCM 10% 14% 34% 16% 20% (7%) (17%) (9%) Pro Forma 18% 10% 37% 11% 12% (7%) (23%) (11%) GAIN (62%) (13%) (12%) (134%) (96%) (55%) (61%) nm FXCM (17%) (32%) (5%) (0%) (9%) (56%) (31%) (56%) Pro Forma (31%) (25%) (8%) (24%) (24%) (56%) (42%) (72%) $26 $29 $31 $ 26 $25 $21 $37 $30 $5 $19 $16 ($3) $1 $9 $6 ($5) $31 $48 $47 $23 $26 $30 $43 $25 $0 $15 $30 $45 $60 Q1'11 Q2'11 Q3'11 Q4'11 Q1'12 Q2'12 Q3'12 Q4'12 FXCM GAIN $95 $103 $109 $105 $103 $92 $115 $108 $41 $56 $54 $32 $33 $46 $40 $32 $135 $159 $163 $137 $136 $137 $155 $141 $0 $50 $100 $150 $200 Q1'11 Q2'11 Q3'11 Q4'11 Q1'12 Q2'12 Q3'12 Q4'12 FXCM GAIN $14 $16 $17 $21 $13 $8 $13 $10 $2 $11 $9 ($1) $0 $5 $4 ($3) $16 $27 $26 $19 $13 $13 $16 $6 $0 $10 $20 $30 $40 Q1'11 Q2'11 Q3'11 Q4'11 Q1'12 Q2'12 Q3'12 Q4'12 FXCM GAIN $822 $938 $1,042 $972 $985 $869 $862 $886 $403 $357 $448 $366 $385 $341 $279 $299 $1,225 $1,295 $1,490 $1,338 $1,370 $1,210 $1,141 $1,185 $0 $400 $800 $1,200 $1,600 Q1'11 Q2'11 Q3'11 Q4'11 Q1'12 Q2'12 Q3'12 Q4'12 FXCM GAIN

Challenges of Being a Global, Publicly Traded Retail FX Broker 23 Minimum Regulatory Capital United States High Minimum Fixed Capital and Costs for Compliance for Every Regulated Entity Compliance Staff United Kingdom Impacts on Finance, Operations, Legal, Accounting, Marketing, IT Japan Hong Kong Specialized IT solely for compliance Australia, EU + others ; Increased costs for internal staff in: Accounting; Finance; additional reporting; Sarbanes - Oxley compliance expenses ; Increased costs for outside services: Accounting; Tax; Legal; Sarbanes - Oxley ; Global presence requires global marketing expenditures in tens of millions dollars annually Compressed Revenues + High Fixed Costs + Brand Expense = Importance of Scale X = Fixed Costs of Industry Regulators in Multiple Jurisdictions High Price of Maintaining Global Brand and Driving New Account Growth Fixed Costs of Maintaining Public Company Controls and Infrastructure

Regulatory Headwinds Have Potential to Negatively Impact GAIN ▪ New European minimum capital requirements may force GAIN to hold additional capital ▪ OTC rule changes by Dodd - Frank and EMIR mandate multiple price providers, no longer allowing single dealer interaction with customers ▪ Extending these mandates to retail customers may be detrimental to GAIN’s business ▪ General compliance costs of running a global firm in Asia , North America , Europe and emerging markets will likely lead to rapidly expanding expenses every year, weighing heavily on small businesses ▪ New futures regulations could have a negative impact on volumes ▪ Compliance costs in the futures business are anticipated to rise dramatically if proposed reforms by the CFTC are passed 24

Client Assets $446.3 $1,190.8 $1,239.9 $0 $400 $800 $1,200 $1,600 GAIN FXCM IG Group ($ in mm) Sub - scale (4) (5) (6) LTM Adj. EBITDA Margin 7.3% 27.1% 46.7% 0% 20% 40% 60% 80% GAIN FXCM IG Group (7) (8) Sub - scale (9) LTM Return on Average Equity (10) (11) Sub - scale (12) 3.4% 12.0% 28.3% 0% 10% 20% 30% 40% GAIN FXCM IG Group $151.8 $417.3 $589.9 $0 $150 $300 $450 $600 GAIN FXCM IG Group LTM Revenue (1) ($ in mm) (3) Sub - scale (2) Economic Challenges for Companies Not Operating At Scale Relative Scale Financial Results FXCM and IG Group are approximately 2 - 4x the size of GAIN when measured on both revenue generated and client assets Companies with scale are able to better leverage their fixed cost structure resulting in higher profitability margins See slide 30 for sources and footnotes. 25 As demonstrated below, companies that operate at increased scale experience financial benefits not available to those of smaller size Companies with scale are able to operate more efficiently and generate more favorable returns on equity

GAIN Faces Difficulties Due to Current Trading Dynamics ■ Given limited liquidity, GAIN shareholders have been unable to exit positions effectively ■ FXCM has greater liquidity and has historically shown a strong ability to execute block trades ■ GAIN’s share price no longer shows substantial reaction to earnings announcements ■ Additional research coverage and a broader investor base may provide better correlation with performance ■ Institutional shareholders have reduced overall holdings in GAIN with investor activism increasing since IPO ■ Increased scale and coverage may improve trading dynamics for holders of shares in the combined entity 26

FXCM Consistently Demonstrates A More Robust Liquidity Profile 27 FXCM and GAIN Liquidity Profile FXCM to GAIN Volume Multiple 2.3x 5.3x 10.9x 4.4x 8.7x 5.6x 7.8x 12.4x 4.2x 2.5x 4.5x 4.1x 10.0x 7.5x 20.9x 16.1x 6.5x 8.2x 9.2x 11.6x 12.2x 15.3x 14.2x 3.7x 9.2x 12.0x 4.3x GAIN shareholders could benefit significantly from the additional liquidity in FXCM stock, as shown below (Average Daily $ Volume, in mm) Source : Capital IQ and FXCM and GAIN SEC filings. Note: Average daily dollar volume figures represent the average of the product of daily shares traded and the Volume Weighted Average Price for all days in a given month. $2.7 $5.0 $5.8 $3.6 $6.6 $3.0 $2.6 $4.5 $2.9 $2.8 $1.8 $2.0 $1.8 $3.5 $5.8 $3.0 $2.5 $3.4 $1.6 $2.2 $3.0 $2.1 $2.6 $1.4 $2.1 $3.1 $2.9 $1.2 $0.9 $0.5 $0.8 $0.8 $0.5 $0.3 $0.4 $0.7 $1.1 $0.4 $0.5 $0.2 $0.5 $0.3 $0.2 $0.4 $0.4 $0.2 $0.2 $0.2 $0.1 $0.2 $0.4 $0.2 $0.3 $0.7 $0.0 $1.0 $2.0 $3.0 $4.0 $5.0 $6.0 $7.0 FXCM $ Volume GAIN $ Volume

Source: FXCM. Data reflects all trading days between 12/2/2010 and 2/28/2013. Note: The term “block trade” represents a sale of at least 10,000 shares in a single order. 1. Average price change reflects the change between the closing price on the day prior and the closing price on the day of a giv en block trade. 2. Represents average of block trade volume / block trades greater than 10,000 shares for days in which block volume is between a g iven range. 3. Represents average of block trade volume / total daily volume for days in which block volume is between a given range. Historical FXCM Block Trades FXCM’s Liquidity Profile Provides the Ability to Successfully Execute Sizeable Block Trades ■ FXCM’s shareholders have executed 757 block trades (sale of 10,000+ shares in a single order) since IPO ■ At least one block trade was executed on 291 days (52% of days between IPO and 2/28/2013) ■ Block trades represent an aggregate volume of 26.4mm shares, with an average block trade of ~35,000 shares ■ As seen below, FXCM has seen little downward price movement on days when large block trades occur ■ Combined with FXCM’s liquidity profile, GAIN shareholders could benefit significantly from holding shares of the combined company 28 Total Block Volume of (Shares): (2) Average Price Change 0.57% 0.52% (0.26%) (1.22%) (0.36%) 0.54% (0.50%) (2.73%) 4.74% Avg. Volume per Trade 13,497 20,709 20,898 23,661 34,817 42,756 133,415 63,726 138,853 Avg. % of Daily Volume 7.25% 12.13% 14.85% 16.86% 23.97% 33.97% 54.92% 44.74% 42.91% 91 43 23 18 49 45 16 4 2 0 20 40 60 80 100 10,000 - 20,000 20,000 - 30,000 30,000 - 40,000 40,000 - 50,000 50,000 - 100,000 100,000 - 250,000 250,000 - 500,000 500,000 - 1,000,000 1,000,000+ Number of Days (1) (3)

GAIN Historical Earnings Performance Share price no longer moves in sync with earnings 29 Source: FXCM and GAIN SEC filings, Capital IQ and Reuters (Daily EPS estimates based on mean values) Note: EPS presented as Adj. EPS as defined by GAIN. Adj. EPS represents GAAP EPS plus change in fair value of convertible, re dee mable preferred stock embedded derivative and purchase intangible amortization. GAIN’s stock has shown minimal reaction to GAIN’s reported earnings since its initial major miss (Q4 2011), even when beating earnings on the upside significantly (Q2 2012) $2.00 $4.00 $6.00 $8.00 $10.00 10/27/11: $6.88 GAIN beats Q3 2011 EPS estimates by $0.03 / 14% 07/31/12: $4.80 GAIN beats Q2 2012 EPS beats by $0.11 / 550% 11/01/12: $4.55 GAIN beats Q3 2012 EPS estimates by $0.05 / 125% 12/15/10: $8.85 GAIN IPO of 9mm shares at $9.00 a share 04/08/13: $4.27 Even while significantly outpacing market expectations on earnings in the consecutive quarters, GAIN shares saw little movement either leading up to or coming out of GAIN’s announcement 05/13/11: $6.71 GAIN misses Q1 2011 EPS estimates by $0.06 / (50%) 07/28/11: $6.28 GAIN misses Q2 2011 EPS estimates by $0.03 / (12%) 02/28/12: $6.49 GAIN misses Q4 2011 EPS estimates by $0.19 / (136%) 05/09/12: $5.00 GAIN misses Q1 2012 EPS estimates by $0.08 / (100%) 03/12/13: $4.32 GAIN misses Q4 2012 EPS estimates by $0.15 / (280%)

Economic Challenges for Companies Not Operating At Scale (Footnotes)

Source: FXCM and GAIN SEC filings and earnings reports. IG Group Holdings plc ("IG Group") Financial Services Authority (FSA) filings and company reports.
Note: UK to U.S. exchange rate of 1.5801 for the Period 11/30/11 to 11/30/12 – OANDA. Based on as reported figures.

1. *GAIN and FXCM as of 12/31/12. IG Group as of 11/30/12.*
2. *Excludes interest expense on note payable of ~$0.4mm.*
3. *Consists of Net Trading Revenue with add back of Introducing Broker Commissions.*
4. *Client Assets – Represents amounts due to clients, including customer deposits and unrealized gains or losses arising from open positions as of 12/31/2012.*
5. *Customer Equity as of 12/31/2012.*
6. *Segregated Client Funds comprise retail client funds held in segregated client money accounts or money market facilities established under the UK's Financial Services Authority (FSA) 'CASS' rules and similar rules of other regulators in whose jurisdiction the Group operates. Such monies are not included in the Group's Statement of Financial Position as of 11/31/2012.*
7. *GAIN Adj. EBITDA represents GAAP Net Income plus D&A, purchase intangible amortization, interest expense, restructuring fees, income tax expense.*
8. *FXCM Adj. Pro Forma EBITDA represents Adj. Pro Forma Net Income attributable to FXCM plus Net Income attributable to non-controlling interest, provisions for income tax, D&A, interest expense and less stock-based compensation net of tax.*
   Adj. Pro Forma Net Income includes the following adjustments:
   - The elimination of equity-based compensation associated with the IPO, severance and equity based compensation in connection with the renegotiation of certain employment contracts in the Company's institutional and retail businesses.
   - The elimination of acquisition-related costs and an adjustment to reflect a reserve established to settle certain trading system matters with the Financial Services Agency of Japan.
9. *IG Group EBITDA represents operating profit before depreciation, amortisation and impairment of intangible assets and amounts written off property, plant and equipment and intangible assets.*
   EBITDA Margin calculated based off of net revenue as defined in footnote number 3.
10. *GAIN Adj. Net Income represents GAAP Net Income plus purchase intangible amortization (net of tax).*
11. *FXCM Adj. Net Income represents GAAP Net Income plus change in fair value of convertible, redeemable preferred stock embedded derivative and purchase intangible amortization. FXCM shareholder's equity for 4Q 2012 represents total shareholders' equity less amount of $160.2 attributable to LUCID non-controlling interest as of 12/31/2012.*
12. *IG Group Net Income as of 11/30/2012.*

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